Exhibit 99.26

News Release

NORBORD REPORTS SECOND QUARTER 2015 RESULTS; DECLARES QUARTERLY DIVIDEND

Note: Financial references in US dollars unless otherwise indicated. Results reflect combined company performance following completion of merger with Ainsworth Lumber Co. Ltd. (Ainsworth) and all prior period comparatives have been restated.

Q2 2015 HIGHLIGHTS

•	Merger with Ainsworth completed on March 31, 2015

•	Captured merger synergies of $4 million (annualized); on track to reach 50% run rate of $45 million target by year-end

•	Adjusted EBITDA of $18 million compared to $14 million in the first quarter

•	Record quarterly production at four mills

•	Margin improvement program gains of $21 million year-to-date

•	Declared quarterly dividend of CAD $0.10 per share

TORONTO, ON (July 30, 2015) – Norbord Inc. (TSX: NBD) today reported Adjusted EBITDA of $18 million in the second quarter of 2015 compared to $14 million in the first quarter of 2015 and $46 million in the second quarter of 2014. The year-over-year change is primarily due to lower North American oriented strand board (OSB) prices. North American operations generated Adjusted EBITDA of $11 million in the quarter, unchanged from the prior quarter and compared to $37 million in the same quarter last year. European operations delivered Adjusted EBITDA of $10 million in the quarter versus $7 million in the prior quarter and $12 million in the same quarter last year.

“The poor North American OSB demand/capacity ratio continued to impact OSB prices in the second quarter,” said Peter Wijnbergen, Norbord’s President and CEO. “We curtailed production at several mills in response to the slower than expected rebound in new home construction demand. However, the May and June US housing data was encouraging, we are starting to see a pick-up in export orders and our sales to home improvement and industrial customers continue to grow. All this supports our belief that the OSB market dynamic will gradually improve in the coming quarters. In the meantime, our manufacturing costs continue to decline as we focus on our controllables and benefit from lower resin prices and the weaker Canadian dollar.”

“In Europe, our financial results are back on track, returning to their trend of generating double-digit quarterly EBITDA. Improving sales volumes in our key markets, particularly the UK, are offsetting the impact of lower OSB prices and the weaker Euro.”

“Finally, we remain focused on our integration efforts following the completion of our merger with Ainsworth four months ago. Of our $45 million annualized synergies target, we have already realized $4 million from early initiatives. Our sales and financial systems were recently integrated, and we remain on track to achieve half of our synergies target by year-end.”

Norbord recorded an adjusted loss of $13 million or $0.15 per share (basic and diluted) in the second quarter of 2015 compared to an adjusted loss of $15 million or $0.18 per share (basic and diluted) in the prior quarter and adjusted earnings of $9 million or $0.11 per basic share ($0.10 per diluted share) in the second quarter of 2014. Adjusted earnings exclude non-recurring items and use a normalized income tax rate:

$ millions	Q2-2015	Q1-2015	Q2-2014
Reported (loss) earnings	(23)	(37)	23
Costs related to Ainsworth merger	3	7	—
Costs on early extinguishment of Ainsworth Notes(1)	25	—	—
Revaluation gain (loss) on Ainsworth Notes	—	23	(10)
Reported income tax recovery	(22)	(14)	(1)
Income tax recovery (expense) at statutory rate	4	6	(3)

Adjusted (loss) earnings	(13)	(15)	9

(1)	See Developments section for further information.

Market Conditions

In North America, June year-to-date US housing starts were up 11% versus the same period in 2014. Single family starts, which use approximately three times more OSB than multi-family, increased by 9%. Permits were 16% higher year-over-year and the seasonally-adjusted annualized rate stands at 1.34 million. The consensus forecast from US housing economists is 1.1 million starts for 2015, which would be a 10% improvement over last year.

Despite improving US new home construction activity, prices continue to be impacted by the poor OSB demand/capacity ratio. While North Central, South East and Western Canada benchmark OSB prices all increased earlier in the quarter, this upward momentum flattened in June. The North Central benchmark OSB price averaged $193 per thousand square feet (Msf) (7/16-inch basis) for the quarter, unchanged from the previous quarter and compared to $219 per Msf in the same quarter last year. In the South East region, where approximately 35% of Norbord’s North American OSB capacity is located, benchmark prices averaged $174 per Msf compared to $175 per Msf in the prior quarter and $199 per Msf in the same quarter last year. The Western Canada benchmark averaged $152 per Msf for the quarter, compared to $159 per Msf in the previous quarter and $206 per Msf in the same quarter last year.

In Europe, panel demand continues to grow, reflecting improving housing markets and OSB substitution in the Company’s core geographies, particularly the UK and Germany. However, OSB prices remain under pressure due to the weaker Euro and the redirection of eastern European supply toward the west as a result of the ongoing Ukraine conflict. Particleboard prices remained steady, while medium density fibreboard (MDF) prices were down slightly. As a result, second quarter average panel prices were down 3% from the prior quarter and 12% lower than the same quarter last year.

Performance

North American OSB shipments increased by 10% quarter-over-quarter, primarily due to increased productivity and more fiscal days in the second quarter. Second quarter shipments were in line with the same quarter last year as improved mill productivity offset production curtailments.

Norbord’s operating North American OSB mills produced at approximately 90% of stated capacity (excluding the two curtailed mills in Huguley, Alabama and Val-d’Or, Quebec) compared to 85% in the prior quarter and 90% in the same quarter last year. Mill productivity improved over both comparative quarters with capacity utilization impacted by the level of production curtailments.

Norbord’s North American OSB cash production costs per unit decreased by 5% compared to the prior quarter and 7% versus the same quarter last year due to lower resin prices, improved productivity and lower raw material use. The year-over-year decline was also driven by the weaker Canadian dollar.

In Europe, Norbord’s shipments were 3% higher versus the prior quarter and 11% higher than the same quarter last year. Three of the four mills achieved quarterly production records and the European operations produced at approximately 100% of stated capacity compared to 95% in the prior quarter and 95% in the same quarter last year (based on restated capacity). As previously reported, at year-end 2014 the annual capacity at three of the four mills was restated.

Norbord’s mills delivered Margin Improvement Program (MIP) gains of $21 million year-to-date primarily from improved productivity and lower raw material use.

Capital investments totaled $28 million year-to-date compared to $53 million in 2014 due to the larger scope of capital projects undertaken last year. Norbord’s 2015 planned capital expenditures remain targeted at $70 million and include further debottlenecking and cost reduction projects under the Company’s multi-year capital reinvestment strategy.

Operating working capital was $151 million at quarter-end compared to $146 million in the prior quarter and $158 million at the end of the same quarter last year with changes primarily driven by seasonality, timing and foreign exchange translation.

At quarter-end, Norbord had unutilized liquidity of $326 million, consisting of $10 million in cash and $316 million in unused credit lines. At quarter-end, $50 million was drawn under the accounts receivable securitization program. The Company’s tangible net worth was $738 million and net debt to total capitalization on a book basis was 50%. Both ratios remain well within bank covenants. As previously disclosed, following the Ainsworth merger Norbord amended its revolving bank lines to reset the tangible net worth covenant to $450 million and increased its accounts receivable securitization program commitment limit from $100 million to $125 million.

Developments

As previously announced, Norbord completed its merger with Ainsworth on March 31, 2015. Under the terms of the all-share transaction, Norbord acquired all of the outstanding common shares of Ainsworth and Ainsworth shareholders received 0.1321 of a share of Norbord for each Ainsworth share. Ainsworth became a wholly-owned subsidiary of Norbord.

On April 16, 2015, Norbord completed the issuance of $315 million in senior secured notes due 2023 with an interest rate of 6.25%. Debt issue costs of $6 million were incurred in connection with the issuance. The Company used the proceeds to redeem prior to maturity the $315 million senior secured notes due 2017 that were assumed upon closing of the merger on March 31, 2015. As a result of the early redemption, a cash premium of $13 million was paid, a $1 million non-cash charge related to net unamortized debt issue costs was recorded and an $11 million non-cash charge to extinguish the related derivative financial instrument was recognized.

Dividend

Norbord’s variable dividend policy targets the payment to shareholders of a portion of free cash flow based upon the Company’s financial position, results of operations, cash flow, capital requirements and restrictions under the Company’s revolving bank lines, as well as the market outlook for the Company’s principal products and broader market and economic conditions, among other factors.

Taking into account weaker than expected North American OSB prices to-date in 2015, to maintain flexibility in the Company’s capital structure, as well as to fund growth and other attractive capital investment opportunities, the Board of Directors has adjusted the quarterly dividend level to CAD $0.10 per common share. Accordingly, the Board declared a quarterly dividend of CAD $0.10 per common share, payable on September 21, 2015 to shareholders of record on September 1, 2015.

The Board retains the discretion to amend the Company’s dividend policy in any manner and at any time as it may deem necessary or appropriate in the future. For these reasons, as well as others, the Board in its sole discretion can decide to increase, maintain, decrease, suspend or discontinue the payment of cash dividends in the future.

Additional Information

Norbord’s Q2 2015 letter to shareholders, news release, management’s discussion and analysis, consolidated unaudited interim financial statements and notes to the financial statements have been filed on SEDAR (www.sedar.com) and are available in the investor section of the Company’s website at www.norbord.com. Shareholders are encouraged to read this material.

Conference Call

Norbord will hold a conference call for analysts and institutional investors on Thursday, July 30, 2015 at 11:00 a.m. ET. The call will be broadcast live over the Internet via www.norbord.com and www.newswire.ca. An accompanying presentation will be available in the “Investors/Conference Call” section of the Norbord website prior to the start of the call. A replay number will be available approximately one hour after completion of the call and will be accessible until August 28, 2015 by dialing 1-888-203-1112 or 647-436-0148. The passcode is 7893223. Audio playback and a written transcript will be available on the Norbord website.

Norbord Profile

Norbord Inc. is a leading global manufacturer of wood-based panels and the world’s largest producer of oriented strand board (OSB). In addition to OSB, Norbord manufactures particleboard, medium density fibreboard and related value-added products. Norbord has assets of approximately $1.8 billion and employs approximately 2,600 people at 17 plant locations in the United States, Canada and Europe. Norbord is a publicly traded company listed on the Toronto Stock Exchange under the symbol NBD.

-end-

Contact:

Heather Colpitts

Senior Manager, Corporate Affairs

Tel. (416) 365-0705

info@norbord.com

This news release contains forward-looking statements, as defined in applicable legislation, including statements related to our strategy, projects, plans, future financial or operating performance and other statements that express management’s expectations or estimates of future performance. Often, but not always, words such as “expect,” “believe,” “forecast,” “likely,” “support,” “target,” “consider,” “continue,” “suggest,” “intend,” “should,” “appear,” “would,” “will,” “will not,” “plan,” “can,” “may,” and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Norbord to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

Although Norbord believes it has a reasonable basis for making these forward-looking statements, readers are cautioned not to place undue reliance on such forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predictions, forecasts and other forward-looking statements will not occur. Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include: general economic conditions; risks inherent with product concentration; effects of competition and product pricing pressures; risks inherent with customer dependence; effects of variations in the price and availability of manufacturing inputs; risks inherent with a capital intensive industry; ability to realize synergies; and other risks and factors described from time to time in filings with Canadian securities regulatory authorities.

Except as required by applicable laws, Norbord does not undertake to update any forward-looking statements, whether as a result of new information, future events or otherwise, or to publicly update or revise the above list of factors affecting this information. See the “Caution Regarding Forward-Looking Information” statement in the January 27, 2015 Annual Information Form and the cautionary statement contained in the “Forward-Looking Statements” section of the 2014 Management’s Discussion and Analysis dated January 27, 2015 and Q2 2015 Management’s Discussion and Analysis dated July 29, 2015.

Norbord defines Adjusted EBITDA as earnings (loss) before finance costs, income taxes, depreciation and other unusual or non-recurring items, and adjusted earnings (loss) as earnings (loss) determined in accordance with IFRS before unusual or non-recurring items and using a normalized income tax rate. Adjusted EBITDA and adjusted earnings (loss) are non-International Financial Reporting Standards (IFRS) financial measures, do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. See “Non-IFRS Financial Measures” in Norbord’s Q2 2015 Management’s Discussion and Analysis dated July 29, 2015 for a quantitative reconciliation of Adjusted EBITDA and adjusted earnings (loss) to earnings (the most directly comparable IFRS measure).